Exhibit 99.B(d)(2)

SCHEDULE A

to the

INVESTMENT ADVISORY AGREEMENT

between

 VICTORY INSTITUTIONAL FUNDS

and

VICTORY CAPITAL MANAGEMENT INC.

Dated August 1, 2013

Name of Fund	Fee*	Last Approved	Must Be Approved By

Victory Institutional Diversified Stock Fund	0.50%	December 7, 2016	December 31, 2017

Current as of December 7, 2016

VICTORY INSTITUTIONAL FUNDS

By:	/s/ Christopher K. Dyer
Name:	Christopher K. Dyer
Title:	President

VICTORY CAPITAL MANAGEMENT INC.

By:	/s/ Michael Policarpo II
Name:	Michael Policarpo II
Title:	Chief Financial Officer

*  Expressed as a percentage of average daily net assets.  Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily or contractually waive any portion of the advisory fee from time to time.  In addition, the Adviser may from time to time undertake in writing to limit the Funds’ total expenses for a definite period of time.